Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Carter Validus Mission Critical REIT, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-218152) on Form S-3 of Carter Validus Mission Critical REIT, Inc. of our report dated March 22, 2019, with respect to the consolidated balance sheets of Carter Validus Mission Critical REIT, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive (loss) income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), which report appears in the December 31, 2018 annual report on Form 10-K of Carter Validus Mission Critical REIT, Inc.

Tampa, Florida
March 22, 2019